Exhibit 99.1

Todos Medical Enters Into Coronavirus Nucleic Acid Buccal Testing Kit Distribution Agreement With 3D BioMed

●	3D BioMed test demonstrated 99.3% sensitivity and 100% specificity in Chinese clinical trial
●	Nucleic Acid test performed on proprietary automated platform to increase throughput
●	CE Mark and Chinese FDA approval have been received; 3D BioMed in discussions with US FDA
●	Technology was deployed in Wuhan, China with over 100,000 tests completed
●	Combination coronavirus and influenza A/B testing novel among PCR approaches

REHOVOT, Israel and New York, NY, March 17, 2020 (GLOBE NEWSWIRE) — via NEWMEDIAWIRE — Todos Medical Ltd. (TOMDF), a pre-commercial stage in-vitro-diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, today announced that it has entered into a non-exclusive distribution agreement with 3D Biomedicine Science & Technology Co., a China-based cancer precision medicine company, for distribution in the US and Israel of 3D BioMed’s 3DMed 2019-nCoV Detection Kit (COVID), 3DMed 2019-nCoV & Flu A/B Detection Kit (COVID/Flu) and its proprietary ANDiS®350 3DMed Automated Solution countertop real-time PCR machine (3D Machine). 3D BioMed’s COVID, COVID/Flu and 3D Machine have received approval from the Chinese FDA and have received a CE Mark in Europe. 3D BioMed is currently engaged in discussions with the FDA regarding approval of its products.

“I am very pleased to help Todos and 3D BioMed bring this technology forward for commercial launch in the US under CLIA, and help support FDA approval for 3D BioMed’s suite of products here in the United States as quickly as possible,” said Jorge Leon, PhD, Chief Medical Advisor to Todos. “The main differentiation in the 3D BioMed offering vs. other nucleic acid PCR-based testing is the influenza A and B tests combined with coronavirus testing. This is a clinically meaningful combination because of the extended flu season in the United States that will create additional doubt among healthcare providers regarding the cause of symptoms for patients. The fact that this will be available in one testing paradigm seems to be novel in the United States.”

Concurrent with this announcement, Todos and Provista Diagnostics, Inc. have agreed to use Provista’s lab in Alpharetta, Georgia to conduct the CLIA validation required to launch the test in the United States. All inquiries should be directed via email to covidtesting@provistadx.com. Rao Mulpuri, PhD, MBA Chief Operating Officer of Provista, commented, “Todos Medical and Provista Diagnostics will work together to complete the validation and make the product available to healthcare providers in a timely manner.”

3D BioMed has shipped materials to the Provista lab in Georgia in order to support the validation being conducted over the coming weeks.

“PCR is the current gold standard for diagnosing novel coronavirus in the United States and abroad,” said Gerald Commissiong, President & CEO of Todos. “We believe 3D BioMed’s 3D Machine and kits provide some of the best results in the market because of the engineering applied in establishing the automation that reduces variability and human error in the lab, while significantly increasing throughput. We intend to work expeditiously to validate this technology at Provista, so that we can come online in the US and add additional critically needed testing capacity to the nation’s infrastructure. We will be targeting nursing homes, senior care centers, and ensuring that governments have access to our testing capabilities for their constituencies.”

About Todos Medical Ltd.

Todos Medical Ltd. is an in-vitro diagnostic company engaged in the development of blood tests for the early detection of a variety of cancers, and also has initiated the development of blood tests for neurodegenerative disorders such as Alzheimer’s disease through Breakthrough Diagnostics, Inc., its joint venture with Amarantus Bioscience Holdings, Inc. Todos has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system, which triggers biochemical changes in peripheral blood mononuclear cells and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2, have received the CE mark. Todos owns 19.99% of Breakthrough Diagnostics, Inc., a joint venture with Amarantus Bioscience Holdings, Inc. (AMBS) that is developing the LymPro Test®, a blood test for diagnosing Alzheimer’s disease. Todos has exercised its option to acquire Breakthrough, and expects to close on that transaction in the first half of 2020. Todos has also entered into an exclusive option to acquire breast cancer blood testing company Provista Diagnostics, Inc. that is commercializing the Videssa® breast cancer blood test.

For more information, the content of which is not part of this press release, please visit http://www.todosmedical.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements. For example, forward-looking statements are used when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on current expectations of management, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, please refer to its reports filed from time to time with the U.S. Securities and Exchange Commission.

Investor and Corporate Contact:

Kim Sutton Golodetz

LHA Investor Relations

Senior Vice President

(212) 838-3777

kgolodetz@lhai.com